APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Modestman Brewing

Profit and Loss

January - November, 2021

	TOTAL		
	JAN - NOV, 2021	JAN - NOV, 2020 (PY)	CHANGE
Income			
4025 Brewery Sales	1,216,001.21	632,111.64	583,889.57
Total Income	**$1,216,001.21**	**$632,111.64**	**$583,889.57**
Cost of Goods Sold			
5001 COGS-Canning/Packaging	160,351.36	71,277.90	89,073.46
5005 COGS- Ingredients	251,140.95	145,934.21	105,206.74
5009 COGS-Shipping	0.00	502.85	-502.85
Total Cost of Goods Sold	**$411,492.31**	**$217,714.96**	**$193,777.35**
GROSS PROFIT	**$804,508.90**	**$414,396.68**	**$390,112.22**
Expenses			
5010 Advertising & Marketing	47,318.72	26,392.84	20,925.88
5025 Bank Charges & Fees	29,637.28	14,312.16	15,325.12
5040 Brewing Equipment	1,243.33	584.06	659.27
5050 Car & Truck	3,149.96	315.02	2,834.94
5055 Auto fuel, tolls, repairs	0.00	178.28	-178.28
Total 5050 Car & Truck	**3,149.96**	**493.30**	**2,656.66**
5075 Contractors	13,687.70	6,341.86	7,345.84
5100 Dues and Subscriptions	3,896.31	3,252.56	643.75
5150 Insurance	14,352.00	6,579.75	7,772.25
5175 Interest Paid	29,074.32	23,107.55	5,966.77
5200 General Brewery Supplies	8,208.28	3,253.43	4,954.85
5225 Legal & Professional Services	9,617.50	250.00	9,367.50
5250 Meals & Entertainment	9,267.20	2,844.91	6,422.29
5275 Office Supplies & Software	4,261.15	1,008.72	3,252.43
5285 Merchandise and T shirts	0.00	1,618.32	-1,618.32
5400 Rent & Lease	96,907.69	32,029.85	64,877.84
5450 Repairs & Maintenance	18,932.20	8,507.10	10,425.10
5600 NH Liquor Commission Tax	3,929.33	1,867.16	2,062.17
5700 Taxes & Licenses	42,280.97	29,089.07	13,191.90
5800 Travel	10,621.25	1,009.79	9,611.46
5825 Utilities	39,547.31	13,934.91	25,612.40
Ask My Accountant		851.50	-851.50
Auto fuel, tolls, repairsto (deleted)		130.45	-130.45
Payroll Expenses			
5850 Taxes	25,213.33	17,770.79	7,442.54
5860 Wages	269,088.53	171,297.58	97,790.95
Total Payroll Expenses	**294,301.86**	**189,068.37**	**105,233.49**
Training and education	20.00		20.00
Total Expenses	**$680,254.36**	**$366,527.66**	**$313,726.70**
NET OPERATING INCOME	**$124,254.54**	**$47,869.02**	**$76,385.52**
NET INCOME	**$124,254.54**	**$47,869.02**	**$76,385.52**

Management Use Only

Modestman Brewing

Balance Sheet

As of October 31, 2021

| | TOTAL | | |
	AS OF OCT 31, 2021	AS OF OCT 31, 2020 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
1000 B of A Checking 0222	25.00	25.00	0.00
1025 B of A Checking Incoming 0206	-64.85	25.00	-89.85
1050 B of A Checking Outgoing 0196	-210.56	-425.56	215.00
1075 B of A Checking 0206	-25.00	25.00	-50.00
1080 Walpole Operating x0276	49,835.80	53,634.42	-3,798.62
1082 Walpole Merchant x0268	164.70	105.90	58.80
1084 Walpole Savings x0284	10.00	10.00	0.00
1086 Walpole Taxes x0292	100.85	1,670.15	-1,569.30
Total Bank Accounts	**$49,835.94**	**$55,069.91**	**$ -5,233.97**
Accounts Receivable			
Accounts Receivable (A/R)	1,302.01	1,050.01	252.00
Total Accounts Receivable	**$1,302.01**	**$1,050.01**	**$252.00**
Other Current Assets			
1100 Inventory	28,241.89	28,241.89	0.00
1919 Due from 0361	7,260.00	7,260.00	0.00
1920 Due from Guru Eats	0.00	68,365.35	-68,365.35
Total Other Current Assets	**$35,501.89**	**$103,867.24**	**$ -68,365.35**
Total Current Assets	**$86,639.84**	**$159,987.16**	**$ -73,347.32**
Fixed Assets			
1115 Equipment	262,777.17	249,762.18	13,014.99
1120 Leasehold Improvements	12,564.20	192,768.73	-180,204.53
1124 Brewery Build out 2019	114,312.51		114,312.51
Accumulated Depreciation	-264,084.00		-264,084.00
Total Fixed Assets	**$125,569.88**	**$442,530.91**	**$ -316,961.03**
TOTAL ASSETS	**$212,209.72**	**$602,518.07**	**$ -390,308.35**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
2201 Due to Odelay	38,829.19	16,486.84	22,342.35
2220 Due to GuruEats	6,392.90	97,758.25	-91,365.35
Direct Deposit Payable	0.00	-109.93	109.93
Payroll Liabilities			
2301 Federal Taxes (941/944)	1,473.78	1,886.33	-412.55
2302 Federal Unemployment (940)	564.10	536.29	27.81
2303 NH Unemployment Tax	338.03	114.39	223.64
MA Income Tax	146.61		146.61
VT Income Tax	1,402.53	617.65	784.88

Management Use Only

	TOTAL		
	AS OF OCT 31, 2021	AS OF OCT 31, 2020 (PY)	CHANGE
Total Payroll Liabilities	3,925.05	3,154.66	770.39
Total Other Current Liabilities	$49,147.14	$117,289.82	$ -68,142.68
Total Current Liabilities	$49,147.14	$117,289.82	$ -68,142.68
Long-Term Liabilities			
2501 Landlord Advances - MG	0.00	200,000.00	-200,000.00
2502 Loans - MK	200,000.00	200,000.00	0.00
2503 Loans - MB	177,531.24	200,475.00	-22,943.76
2510 EIDL Loan	0.00	8,000.00	-8,000.00
3505 Loan - PPP	0.00	32,000.00	-32,000.00
Total Long-Term Liabilities	$377,531.24	$640,475.00	$ -262,943.76
Total Liabilities	$426,678.38	$757,764.82	$ -331,086.44
Equity			
3000 Opening Balance Equity	400.00	400.00	0.00
3300 Retained Earnings	-261,693.58	-178,980.39	-82,713.19
Owner's Investment	10,175.43	10,310.00	-134.57
Owner's Pay & Personal Expenses	-59,892.74	-18,644.90	-41,247.84
Transactions for categorization	-3,600.00		-3,600.00
Total Owner's Pay & Personal Expenses	-63,492.74	-18,644.90	-44,847.84
Net Income	100,142.23	31,668.54	68,473.69
Total Equity	$ -214,468.66	$ -155,246.75	$ -59,221.91
TOTAL LIABILITIES AND EQUITY	$212,209.72	$602,518.07	$ -390,308.35

Management Use Only

I, Ashley Sheehan, certify that:

1. The financial statements of MODESTMAN, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of MODESTMAN, LLC included in this Form reflects accurately the information reported on the tax return for MODESTMAN, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _Ashley M Sheehan_

Name: Ashley Sheehan

Title: Owner